                                                                   Exhibit 99.1

FOR IMMEDIATE RELEASE
For additional information please contact:
Investor Relations
Adrián de los Santos
adelossantosf@axtel.com.mx
Media Relations
Jose Manuel Basave
contacto@axtel.com.mx

AXTEL TO ACQUIRE AVANTEL, COMBINING AXTEL’S ADVANCED CONSUMER AND BUSINESS TELECOMMUNICATIONS SOLUTIONS WITH AVANTEL’S CORPORATE CUSTOMER BASE AND STATE-OF-THE-ART IP PLATFORM

•	A US $500 million transaction, consolidating AXTEL’s position as the second-largest fixed-line integrated telecommunications company in Mexico,

•	Complementary infrastructures via the combination of AXTEL’s last-mile access solutions with Avantel’s Internet Protocol-Backbone platform and over 7, 700 route km of long-haul fiber optic network,

•	Avantel’s estimated revenues and EBITDA(1) for year 2006, amount to US $515 million and US$111 million, respectively,

•
Operational synergies of US $40 million on an annual run-rate basis from unified corporate structures, network optimization and the elimination of redundant telecom costs. Expected NPV of total synergies of US $240 million,

•	An acquisition multiple of 4.5x EV/EBITDA pre-synergies, and 3.3x post-synergies,

•	Expected pro forma total debt to EBITDA ratio of 2.35x, and an interest coverage ratio of over 4.0x by year-end 2006, assuming no equity subscription by Citigroup,

•	Avantel shareholders will receive cash proceeds of $310 million, and AXTEL will assume US $190 million of net debt(2),

•	Citigroup, the world’s leading financial institution and indirect controlling shareholder of Avantel, to acquire up to 10% in equity participation in AXTEL.

San Pedro Garza García, Mexico, October 26, 2006 - Axtel, S.A. de C.V. (BMV: AXTELCPO; OTC: AXTLY) (“AXTEL”), Avantel S. de R.L. de C.V. and Avantel Infraestructura S.A. de C.V. (combined “Avantel”) announced today the signing of an agreement to acquire Avantel and create a fully complementary national telecommunications company in Mexico providing local, long-distance, broadband, data and built-to-suit communications solutions to over 750,000 residential, small, medium and large customers, as well as multinational and government entities, throughout Mexico. The transaction is expected to close by the end of 2006, subject to final approval by AXTEL’s shareholders, regulatory authorities and execution of final documents.(3)
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Notes:

(1)  EBITDA is defined as operating income plus depreciation and amortization
(2)  AXTEL’s assumption of net debt includes proceeds to be received from a favorable and final court resolution regarding tax matters
(3)  The agreement involves break-up fees for both sides

The transaction will leverage AXTEL’s hybrid wireline and fixed-wireless local access network, and 683 kilometers of metropolitan fiber optic rings, with Avantel’s 7,700 route kilometers of long-haul fiber optic network and 300 kilometers of metropolitan fiber optic ring. The transaction increases AXTEL’s capabilities to provide advanced voice and data solutions such as IP-based virtual private networks (VPNs), hosting and security to medium, large, corporate and government clients. Additionally, current customers of Avantel will benefit from AXTEL’s last-mile access capabilities, broadband offerings, metropolitan fiber optic rings and the ability to provide bundled value-added services at attractive prices.

The transaction is expected to generate annualized synergies of US $40 million twenty-four months after the closing date. Synergies will come from the elimination of duplicate functions, efficiencies from operating a single combined network, optimization of real estate properties, reducing telecommunication and procurement costs and minimizing AXTEL’s long-haul transport investments, among others.

“The transaction strengthens AXTEL’s competitive position in the fast-growing business data segment”, said Tomas Milmo Santos, Chairman and CEO of AXTEL. “It represents an important step to reinforce AXTEL’s presence in the business segment where national and multi-national corporations, and government entities require advanced tailor-made communications solutions that the new AXTEL will serve. AXTEL will now emerge as the undisputed second-largest fixed-line integrated telecom company in Mexico”, he added.

“We see the integration of Avantel in AXTEL as a value creation proposition and a favorable next step to continue Avantel’s growth”, mentioned Fernando Quiroz Robles, Chairman of the Board of Avantel and Head of Citigroup’s Corporate and Investment Banking Latin America. “We are confident to see Avantel’s plans and strategies taken into the future by AXTEL. This confidence is evidenced by Citigroup’s expected equity participation in AXTEL”, added Mr. Quiroz Robles.

AXTEL has obtained commitment letters to finance the transaction. Credit Suisse has acted as advisor for AXTEL in connection with this transaction.

AXTEL will hold a conference call to comment on this transaction on Friday, October 27, 2006 at 12:00 pm Eastern Time, 11:00 am Monterrey/Mexico City Time. For those interested in participating, please dial (800) 406-6465 in the United States, or if outside of the United States, (913) 981-5574. Participants should use Conference ID# 8035849, and dial in five minutes before the call is set to begin.

The conference call will become available for replay two hours after its conclusion, and will remain available through November 6, 2006. Please dial (888) 203-1112 or (719) 457-0820, and follow the instructions. The Conference ID# for the replayed call is 8035849.

SAFE HARBOUR: Information set forth in this press release contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving AXTEL and Avantel, including future financial and operating results, combined plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of AXTEL and Avantel’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and conditions; the failure of AXTEL’s shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost saving initiatives and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.